UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WESCO AIRCRAFT HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

950814103

(CUSIP Number)

Makaira Partners, LLC

c/o Adam J. Garcia, Chief Compliance Officer

7776 Ivanhoe Avenue #250,

La Jolla, California 92037

(858) 626-2929

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950814103	SCHEDULE 13D/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Makaira Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 6,958,250
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 6,958,250
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,958,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 950814103	SCHEDULE 13D/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Bancroft III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 114,592
	8.	SHARED VOTING POWER 6,958,250 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 114,592
	10.	SHARED DISPOSITIVE POWER 6,958,250 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,072,842 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (See Item 5)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 950814103	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2015 (collectively, this “Schedule 13D”) by Thomas M. Bancroft III (“Mr. Bancroft”) and Makaira Partners, LLC (“Makaira” and together, the “Reporting Persons”), as amended by Amendment No. 1 and Amendment No. 2 thereto, filed with the SEC by the Reporting Persons respectively on May 31, 2017 and February 14, 2018, in each case, with respect to the common stock, par value $0.001 per share, of Wesco Aircraft Holdings, Inc. (“Common Stock”), a Delaware corporation (the “Company”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

A.    Voting Agreement:

On August 8, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Wolverine Intermediate Holding II Corporation, a Delaware corporation (“Parent”), and Wolverine Merger Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are indirect subsidiaries of funds managed and advised by Platinum Equity Advisors, LLC, a New York-based private equity firm. The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, that Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

As a condition to Parent entering into the Merger Agreement, (x) Makaira Offshore Master Fund, L.P. and (y) Makaira Indica, L.P. (collectively, the “Makaira Funds”), which are two investment funds managed and advised by Makaira, entered into a Voting and Support Agreement (the “Voting Agreement”) with the Parent and Merger Sub. Under the Voting Agreement, each of the Makaira Funds agreed, among other things, to vote all shares of Common Stock owned by it in favor of the Merger. In addition, under the Voting Agreement, each of the Makaira Funds agreed, among other things, not to, during the term of the Voting Agreement and except to the extent permitted by the Merger Agreement, (i) initiate, solicit, propose or knowingly facilitate, induce or encourage the making of any Acquisition Proposal (as defined in the Merger Agreement) from third parties, including by way of furnishing any non-public information to any third party, (ii) enter in, continue or otherwise participate in any discussions or negotiations with any third party regarding any acquisition proposal for the Company, (iii) resolve or agree to do any action in the foregoing clauses (i) or (ii), or (iv) direct, instruct, induce or encourage certain of its affiliates to take any activity described in clauses (i), (ii) or (iii).

The Voting Agreement will terminate upon the earliest of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the date on which any amendment of, modification to or waiver under the Merger Agreement is entered into or given that would reduce or alter the form of merger consideration under the Merger Agreement.

The Voting Agreement does not apply to Makaira, any of its affiliates or any investment fund or account managed or advised by Makaira, in each case, except for the Makaira Funds.

The foregoing description of the Voting Agreement is hereby qualified in its entirety by reference to the form of Voting Agreement, which was included as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on August 9, 2019, and which is hereby incorporated by reference in its entirety.

B. Cessation of Authority Over Separate Account Shares:

The Common Stock that Makaira previously may be deemed to beneficially own included 3,859,178 shares of Common Stock (the “Separate Account Shares”) held in the name of a client in a separate account over which Makaira, as investment adviser, had discretionary trading authority. On August 16, 2019, Makaira’s authority over the Separate Account Shares, including all authority to dispose or direct the disposition of the Separate Account Shares, ended. As a result, Makaira no longer may be deemed to beneficially own any of the Separate Account Shares.

CUSIP No. 950814103	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)

Calculation of percentage ownership reported in this Schedule 13D is based upon 99,749,063 shares of Common Stock outstanding as of August 1, 2019, as reported in the Quarterly Report on Form 10-Q filed by the Company on August 9, 2019.

Makaira (including Common Stock held by investment funds and accounts managed or advised by Makaira) beneficially owns, in the aggregate, 6,958,250 shares of Common Stock, which represent approximately 7.0% of the outstanding Common Stock.

Mr. Bancroft is the Managing Member, Portfolio Manager and Chief Investment Officer of Makaira. Accordingly, in addition to any Common Stock that he does or may be deemed to beneficially own, Mr. Bancroft may be deemed to beneficially own all Common Stock beneficially owned by Makaira. Mr. Bancroft may be deemed to beneficially own (including Common Stock beneficially owned by Makaira), in the aggregate, 7,072,842 shares of Common Stock, which represent approximately 7.1% of the outstanding Common Stock.

(b)

Makaira has the power to vote or to direct the vote and the power to dispose or to direct the disposition of all 6,958,250 shares of Common Stock beneficially owned by Makaira. In his capacity as Managing Member, Portfolio Manager and Chief Investment Officer of Makaira, however, Mr. Bancroft may be deemed to share with Makaira the power to vote or to direct the vote and the power to dispose or to direct the disposition of all Common Stock beneficially owned by Makaira.

In addition, Mr. Bancroft has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 114,592 shares of Common Stock that are beneficially owned by him separately from the Common Stock beneficially owned by Makaira.

(c)	The information set forth in Item 4 above is incorporated herein by reference in response to this Item 5(c).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended to add the following information:

The information set forth in Item 4 above is incorporated by reference into this Item 6.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description

C	Form Voting and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by the Company on August 9, 2019).

CUSIP No. 950814103	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAKAIRA PARTNERS, LLC

/s/ Adam J. Garcia
Signature

Chief Financial Officer and Chief Compliance Officer of Makaira Partners, LLC
Title

August 19, 2019
Date

THOMAS M. BANCROFT III

/s/ Thomas M. Bancroft III
Signature

Managing Member, Portfolio Manager and Chief Investment Officer of Makaira Partners, LLC
Title

August 19, 2019
Date

CUSIP No. 950814103	SCHEDULE 13D/A	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated February 27, 2015, by and between Makaira Partners, LLC and Thomas M. Bancroft III (incorporated by reference to Exhibit A of the Schedule 13D filed by Makaira Partners, LLC and Thomas M. Bancroft III on February 27, 2015.

B	Cooperation Agreement, dated February 20, 2015, by and among Makaira Partners, LLC, Thomas M. Bancroft III, and Wesco Aircraft Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Wesco Aircraft Holdings, Inc. on February 23, 2015).

C	Form Voting and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by Wesco Aircraft Holdings, Inc. on August 9, 2019).